FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2001

                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


    LE REGENT, 4 RUE JULES FERRY BP 1145, 34008 MONTPELLIER CEDEX 01, FRANCE
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F    X          Form 40-F
                                -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No    X
                                -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                           [Genesys Conferencing logo]


FOR IMMEDIATE RELEASE
MONDAY, JULY 16, 2001

                        GENESYS CONFERENCING TO BE LISTED
                            ON EURONEXT SBF120 INDEX


Montpellier, France--July 16, 2001--Genesys Conferencing (Euronext: 3955 and
Nasdaq: GNSY), the world's leading conferencing specialist, today announced it will be added to the SBF120 index--one of the Euronext's indices--as of August 8, 2001.

The SBF120 is a diversified sample of French stocks. It is considered an ideal reference for indexed funds, and for measuring asset-management performance in French equities. Components are the market's most active, continuously traded stocks. The index is comprised of the top 120 publicly traded companies in terms of market capitalization and stock liquidity. Genesys has been included in the SBF250, which features similar criteria for the top 250 publicly traded French equities, since February 2001.

Genesys Conferencing's addition to the SBF120 occurs less than three years after the company's initial public offering on October 1, 1998. Genesys Conferencing's ability to meet the necessary criteria so quickly reflects the company's strategy of strong, dynamic growth and profitability through internal development, such as enriched product offerings, growing client base, international expansion, and external growth through 14 acquisitions over the past three years.

The recent acquisition of Bedford, Mass.-based Vialog Corporation on April 26, 2001, vaulted Genesys Conferencing to the No.1 U.S. conferencing specialist and strengthened its dominant position worldwide. With the acquisition, Genesys doubled its size and is now the market leader in each of its three major strategic area: North America, Europe (No. 1 since 1997) and Asia-Pacific (No. 1 since 1998).


About Genesys Conferencing:
Founded in 1986, Genesys Conferencing is the world's leading conferencing specialist: audio conferencing, data conferencing, video conferencing and webstreaming. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 16 countries throughout Europe, Asia Pacific and North America. Genesys Conferencing is listed on the Nouveau Marche of Euronext Paris (Euroclear code: 3955) and the Nasdaq National Market (ticker:
GNSY).

                        Read the latest financial news on
                            www.genesys.com/investor



GENESYS CONFERENCING                THE FINANCIAL RELATIONS BOARD/BSMG WORLDWIDE

Investor Relations:                 General Inquiries:         Media Inquiries:
Marine Brun                         Marilyn Windsor            Tim Grace
Tel: + 33 4 67 06 27 67             312-640-6692               312-274-2240

investor@genesys.com                mwindsor@bsmg.com tgrace@bsmg.com

Press relations:                    Analyst Inquiries:
Florence Catel                      Doug Broderick
Tel: + 33 4 67 06 27 49             312-274-2266
florence.catel@genesys.com          dbroderick@bsmg.com

SIGNATURES



            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 17, 2001

                                          GENESYS SA


                                          By: /s/ Pierre Schwich
                                          -------------------------------
                                          Name:  Pierre Schwich
                                          Title: Chief Financial Officer